UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549
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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 2, 2006

COMMISSION FILE NUMBER 5-59311

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DIALOG SEMICONDUCTOR PLC
(Translation of registrant’s name into English)

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Neue Strasse 95
D-73230 Kirchheim/Teck-Nabern, Germany
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [  ]No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [  ]No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [  ]No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

TABLE OF CONTENTS

Press Release of Dialog Semiconductor Plc dated February 2, 2006:
” Appointment of Peter Weber as Non-Executive Director ”

Kirchheim/Teck, Germany, February 2, 2006 – The Board of Dialog Semiconductor Plc (NASDAQ: DLGS, FWB: DLG) is pleased to announce the appointment of Peter Weber as a non-executive director with effect from 1st February 2006. Peter Weber brings to the company 35 years of experience in the semiconductor sector.

Peter Weber has gained his experience of the high-tech industry with a broad range of companies, including Texas Instruments, Intel, Siliconix, the Temic Group and Netro Corporation. During his 35 year in the industry he has held a number of senior management and marketing roles at these companies, both in Germany and Silicon Valley. Since 1998 Peter has been an investor and business angel, serving on the boards of a number of companies in Europe and the US. He also holds a MSEE degree in Communications Engineering.

At the time of Peter Weber’s appointment, Tim Anderson will step down as a non-Executive director but will remain as secretary to the Board.

Jalal Bagherli, Dialog CEO, commented, “I am delighted to welcome Peter to our Board. He brings us a wealth of experience and relationships in the semiconductor industry, both in Europe and the US, as well as a strong marketing background. We believe that his current active involvement as a director of a number of other technology companies will also prove invaluable to our Board.”

“I would also like to thank Tim Anderson for his contribution to Dialog over the past eight years and am delighted that we will continue to benefit from his specialist legal counsel as secretary to our Board. “

Ends

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company’s expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Austria and Japan. The company is listed on the Frankfurt (FWB: DLG) and on the NASDAQ (DLGS) exchanges.

Dialog Semiconductor,
Neue Straße 95, D-73230 Kirchheim/Teck – Nabern, Germany
Telephone	+49-7021-805-412
Fax	+49-7021-805-200
E-mail	enquiry@diasemi.com
Internet	www.Dialog-Semiconductor.com

Contact
James Melville-Ross or Cass Helstrip
Financial Dynamics
Telephone	+44 207 831 3113

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

Date February 2, 2006	By /s/ Jalal Bagherli

Dr. Jalal Bagherli
Executive Director and CEO